Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Thursday, 21 July 2022

SECOND QUARTER REPORT FOR PERIOD ENDED 30 JUNE 2022

Performance

•  Delivered production of 33.8 MMboe, up 60% from Q1 2022.

•  Delivered sales volume of 35.8 MMboe, up 51% from Q1 2022.

•  Delivered average realised price of $95 per barrel of oil equivalent.

•  Delivered revenue of $3,438 million, up 44% from Q1 2022.

Highlights

•  Completed the merger with BHP’s petroleum business on 1 June.

•  Changed company name to Woodside Energy Group Ltd.

•  Commenced trading on the New York Stock Exchange on 2 June and the London Stock Exchange on 6 June under the ticker ‘WDS’.

Woodside Energy CEO Meg O’Neill said production and revenue in the second quarter rose 60% and 44% respectively from the first three months of 2022, helped by the contribution from BHP’s petroleum business.

“Production for the period was 33.8 million barrels of oil equivalent, while revenue climbed to $3,438 million on the back of a 51% increase in sales volume to 35.8 million barrels of oil equivalent.

“The completion on 1 June of our merger with BHP’s petroleum business was the highlight of the period, transforming Woodside into a top 10 global independent energy producer by hydrocarbon production, and making us the largest energy company listed on the Australian Securities Exchange.

“Woodside received a net cash payment from BHP Group of approximately $1.1 billion, which included the cash remaining in the bank accounts of BHP Petroleum immediately prior to completion.

“The merger was overwhelmingly endorsed by Woodside’s shareholders at our Annual General Meeting in May, and they are now seeing first evidence of the increased financial and operational strength the transaction will deliver.

“The subsequent listings of Woodside shares on the New York and London stock exchanges were historic moments for the company, reflecting our more diverse shareholder base.

“Significant progress was made on our key projects during the quarter. All major equipment items for Scarborough have been procured and construction has begun at the Pluto Train 2 site.

“First steel for Scarborough’s floating production unit topsides was cut, pipeline manufacturing is 25% progressed and the subsea trees for initial start-up of the project are all complete.

“Installation of the mooring system for the floating production, storage and offloading facility at the Sangomar field has been completed and the second drillship, the Ocean BlackHawk, commenced drilling in July.

“Following extensive discussions with potential new partners, we have decided to discontinue the sell-down of equity in Sangomar.

“In Australia, accelerated Pluto gas transported through the Pluto-Karratha Gas Plant Interconnector has resulted in additional LNG production and sales of uncontracted cargoes in a high-priced market.

“Lambert Deep, a component of the Greater Western Flank Phase 3 project, achieved ready for start-up in July,” she said.

Comparative performance at a glance

		Q2 2022	Q1 2022	Change %	Q2 2021	Change %
Production	MMboe	33.8	21.1	60.2	22.7	49.1
Sales	MMboe	35.8	23.8	50.8	28.1	27.4
Revenue	$ million	3,438	2,395	43.6	1,327	159.1

Production was 60.2% higher and sales volume was 50.8% higher than the previous quarter primarily due to the inclusion from 1 June 2022 of the BHP petroleum assets, following the completion of the merger.

Reserves and production reporting

•

Woodside’s production reporting and reserves statement are being updated to include the assets acquired as part of the BHP Petroleum (BHPP) merger, and to apply a consistent methodology and conversion factors across the combined portfolio. The updated reserves statement is expected to be released on 30 August 2022.

•

All gas products for production and reserves will be reported in barrels of oil equivalent (boe) and calculated from a volumetric basis with a conversion factor of 5,700 standard cubic feet (scf) per boe. BHPP previously used 6,000 scf per boe. Woodside’s production reporting previously used product-specific conversion factors on an energy basis.

•	Production and sales volumes for Q1 2022 have been restated using the updated conversion factors. There is no impact on revenue as a result of the change in conversion factors.

Woodside and BHP Petroleum merger

•	The merger of Woodside and BHP’s petroleum business completed on 1 June 2022 following Woodside shareholder approval on 19 May 2022.

•	On completion, Woodside:

•	acquired the entire share capital of BHP Petroleum International Pty Ltd and issued 914,768,948 new Woodside shares to BHP

•

received net cash of approximately $1.1 billion, which included the cash remaining in BHPP bank accounts immediately prior to completion. All completion payments are subject to a customary post-completion review which may result in an adjustment.

•	Trading commenced on 2 June 2022 under the ticker WDS of:

•	the new Woodside shares on the Australian Securities Exchange (ASX), and

•	Woodside depository shares on the New York Stock Exchange (NYSE).

•	Trading commenced on 6 June 2022 of Woodside shares on the Main Market for listed securities of the London Stock Exchange (LSE), also under the ticker WDS.

•	The merger has created a top 10 global independent energy producer by hydrocarbon production on a combined 2021 basis and the largest energy company listed on the ASX.[1]

Development activities

Scarborough and Pluto Train 2

•	All major equipment items for both the Scarborough floating production unit (FPU) and Pluto Train 2, including compressors, generators and turbines, have been procured.

•	Construction works for Pluto Train 2 have commenced at the Pluto LNG site in Western Australia.

•	Fabrication of the FPU topsides commenced in June 2022, manufacturing of the pipeline was 25% progressed and the subsea trees for initial start-up are all complete.

•	Approval was granted in June 2022 under section 45C of the Environmental Protection Act 1986 (WA) to increase the diameter of the Scarborough trunkline within State waters from 32 inches to 36 inches.

•	Assessment by regulators of secondary environmental approvals continues for offshore execution activities.

•	The sell-down process for equity in the Scarborough Joint Venture is progressing.

Sangomar Field Development Phase 1

•	The Sangomar Field Development Phase 1 was 63% complete at the end of the period.

•	Installation of the mooring system in the Sangomar field for the floating production storage and offloading (FPSO) facility was successfully completed in July 2022.

•	The development drilling program is progressing and the second drillship, the Ocean BlackHawk, commenced drilling in July 2022.

•	The FPSO is expected to be relocated in October 2022 from the current shipyard in China to the Keppel Shipyard in Singapore to complete commissioning.

•	The subsea installation campaign is planned to commence in Q3 2022.

•	Woodside is ending the current sell-down process for Sangomar.

Mad Dog Phase 2

•	Mad Dog Phase 2 includes the installation of a new floating production facility with production capacity of up to 140,000 gross barrels of oil equivalent per day (Woodside interest: 23.9%).

•	The hook-up and commissioning program of the Argos platform topsides is proceeding, with a successful wells campaign nearing completion.

•

An issue with two of the production flexible joints was detected during testing. This is being assessed and an update on whether the expected project start-up in 2022 is impacted will be provided in due course.

Trion

•

Trion is a greenfield deepwater oil development located in the Mexican waters of the western Gulf of Mexico. Front-end engineering design (FEED) activities are continuing with a focus on optimising the development and execution plan, cost, and schedule.

•	Woodside is targeting a potential final investment decision (FID) in 2023.

Wildling

•	Wildling is a 2-well tieback opportunity to the Shenzi tension leg platform (TLP) in the central Gulf of Mexico.

•

Drilling of appraisal well SJ101 commenced in May 2022 and is now complete. The well encountered sub-commercial quantities of hydrocarbons and was plugged and abandoned. Woodside does not plan to pursue any further Wildling development activities in Blocks GC564 or GC520.

[1]

Woodside analysis of independent energy companies excludes government-backed national oil companies, companies with free float less than 60%, major integrated oil and gas companies and Canadian oil sands companies.

Operational overview

•	Woodside achieved a significant increase in production in the second quarter of 2022 compared to the prior quarter.

•	This increased production was in large part due to:

•

the addition of the BHPP assets from 1 June 2022, following completion of the merger. Production volumes more than doubled from May 2022 with the BHPP assets contributing 53% of total production volumes in June 2022

•	a full quarter of accelerated Pluto production processed at North West Shelf (NWS) through the Pluto-KGP Interconnector following start-up in March 2022

•	increased production from the Ngujima-Yin FPSO following maintenance and weather impacts in the first quarter of 2022.

This was partly offset by lower production at NWS and Wheatstone compared to the prior quarter due to scheduled turnaround activities.

Pyxis Hub

•	The drilling and completions campaign for the Xena field, which is phase 2 of the Pyxis Hub project, has commenced and ready for start-up (RFSU) remains on track for H2 2022.

•	The Pyxis Hub project was 90% complete at the end of the period.

Greater Western Flank Phase 3 (GWF-3)

•	GWF-3 (including Lambert Deep) is a subsea tie-back opportunity to further commercialise NWS reserves.

•	The subsea installation program is complete and the GWF-3 wells started-up in May 2022.

•	Lambert Deep achieved RFSU in July 2022.

•	The project was 98% complete at the end of the period.

NWS Extension

•	In June 2022, the Western Australian Environmental Protection Authority (EPA) released its public report on the NWS Project Extension proposal.

•

The EPA’s report recommends that the NWS Project Extension proposal may be implemented subject to key environmental conditions being met. The proposal remains subject to approval by the WA Minister for Environment.

•

The NWS Project Extension Greenhouse Gas Management Plan includes emissions reduction targets of 15% reduction by 2025, 30% reduction by 2030, and net zero emissions by 2050.[2] These emissions reduction targets will be achieved by avoiding emissions where possible, reducing emissions and finally through offsetting emissions.

Bass Strait

•

An offshore fuel gas pipeline was redirected in June 2022 to increase production capacity from 970 terajoules to 1,020 terajoules per day (100%). This enabled Woodside to supply additional gas into the eastern Australian domestic gas market.

•

The Gippsland Basin Joint Venture (GBJV) is progressing a feasibility study of the potential development of a south-east Australian carbon capture and storage hub (SEA CCS) to support the decarbonisation goals of the GBJV participants, other local industry, and the Victorian and Commonwealth Governments. SEA CCS aims to utilise existing infrastructure to capture and store up to 2 MtCO2 per year in the depleted Bream reservoir located offshore Victoria.

[2]	The emission reductions in the NWS Project Extension Greenhouse Gas Management Plan are determined off a baseline of 7.7 Mtpa CO2-e, as per existing State approvals for Karratha Gas Plant.

Shenzi North

•	Shenzi North is a two-well subsea tieback to the Shenzi TLP, with production capacity of up to 30,000 gross barrels of oil equivalent per day (Woodside interest: 72%).

•	The Deepwater Invictus drillship is expected to commence drilling the second development well of the Shenzi North project in 2022.

•	The Shenzi North project is targeting first oil in 2024.

Shenzi Subsea Multi-Phase Pump

•

The Shenzi subsea multi-phase pump was installed and commissioned during a planned Shenzi TLP shutdown in April-May 2022 and achieved start-up ahead of schedule. The pump is expected to improve recovery from existing producing wells and future infill wells.

New energy

H2Perth

•	Woodside has updated the proposed H2Perth development concept to increase ammonia production in the initial phase from 0.6 Mtpa to 0.84 Mtpa.

•

Environmental studies to support H2Perth were progressed which included flora and fauna, greenhouse gas management, heritage, groundwater sampling, discharge modelling, air, noise, emissions management, traffic modelling and visual impact assessment.

•	A pre-FEED contract was awarded to McDermott for the proposed H2Perth project.

H2NZ

•	Woodside Energy has been selected as one of two companies to enter final stage negotiations to become the lead developer of the Southern Green Hydrogen project in Southland, New Zealand.

•	Southern Green Hydrogen is a joint project by Meridian Energy and Contact Energy, to evaluate the opportunity to produce green hydrogen in Southland, New Zealand.

Investment in lower-carbon services

•

Subsequent to the period, Woodside agreed to invest US$9.9 million in String Bio Private Limited (String Bio), the developer of a patented process for recycling greenhouse gases into products such as livestock feed. The investment is subject to conditions precedent.

•	Woodside and String Bio have entered a strategic development agreement to explore opportunities for the potential commercial scale-up of String Bio technology.

Technology

•

Woodside committed A$10 million in financial and in-kind support to its innovation partner, Curtin University in Perth, Western Australia, after it was selected by the Australian Government to be part of the Trailblazer University Program.

Corporate activities

Half-year results

•	Woodside’s Half-year Report 2022 and the associated investor briefing will be released to the market on Tuesday, 30 August 2022. It will also be available on Woodside’s website at www.woodside.com.

•

An investor briefing conference call will take place on 30 August at 07.30 AWST / 09.30 AEST / 18:30 CDT (Monday 29 August). Log-in information for the conference call will be published on Woodside’s website prior to 30 August 2022.

Change of company name and ticker code

•	Woodside shareholders approved the change of company name to Woodside Energy Group Ltd at Woodside’s 2022 Annual General Meeting.

•

The new company name was registered on 20 May 2022 and the ticker code on the ASX changed from WPL to WDS on 25 May 2022. In June 2022, Woodside commenced trading on the LSE and NYSE also under the ticker code WDS.

Financial reporting

•

Woodside’s net profit after tax for the first half of 2022, including sales revenue and the associated production and sales volumes, will incorporate the contribution of the BHPP portfolio from completion of the merger on 1 June 2022.

•

Woodside’s reporting in the half-year 2022 financial statements is expected to be represented under four segments to align with the company’s management and business structure; Australia, International, Marketing and Corporate/Other.

•

Woodside’s consolidated statement of financial position as at 30 June 2022 will include the fair value of the former BHPP assets and liabilities and any associated goodwill after the allocation of the merger purchase price.

Hedging

•	Woodside continues to review its hedging program, subject to market conditions.

•	As at 30 June 2022, Woodside has placed oil price hedges for:

•	approximately 17.5 MMboe of 2022 production at an average price of $74.6 per barrel of which approximately 5.8 MMboe has been delivered; and

•	approximately 21.8 MMboe of 2023 production at an average price of $74.5 per barrel.

•

In addition, a number of hedges have been entered into for Corpus Christi volumes to protect against downside pricing risk. These hedges are Henry Hub and Title Transfer Facility (TTF) commodity swaps. As a result of hedging and term sales, approximately 94% of Corpus Christi volumes in 2022, approximately 73% in 2023 and approximately 27% of 2024 have reduced pricing risk.[3]

Syndicate facility renewal

•	Subsequent to the period, Woodside refinanced and increased an existing committed undrawn syndicated facility. The total amount of the undrawn syndicated facilities is $2 billion.

Merger synergies

•

The merger is expected to unlock annual pre-tax synergies of more than $400 million on a 100% basis, which are expected to be fully implemented by early 2024. Woodside is planning to provide an update on the progress of synergy identification and capture as part of the half-year 2022 results.

[3]	As at 30 June 2022.

2022 full-year guidance

PRODUCTION[4]
LNG	MMboe	77 – 79
Pipeline gas	MMboe	27 – 29
Crude and condensate	MMboe	36 – 40
Natural gas liquids	MMboe	~5

Total	MMboe	145 – 153

CAPITAL EXPENDITURE[5]
Sangomar[6]	%	~25%
Scarborough and Pluto Train 2[7]	%	~45%
Other growth[8]	%	~10%
Base business[9]	%	~20%

Total capital expenditure	$ million	4,300 – 4,800

EXPLORATION EXPENDITURE[5]
Exploration	$ million	400 - 500

2022 GAS HUB EXPOSURE
Portfolio	% of produced LNG	20-25%

[4]	Woodside’s previous production range was 92-98 MMboe. Woodside’s production range, excluding the former BHPP assets and updated for the new conversion factors, would result in a range of 88-94 MMboe.
[5]	Capital and exploration expenditure related to former BHPP assets included from 1 June 2022.
[6]	Sangomar represents 82% participating interest.
[7]

Scarborough represents 100% participating interest (from 1 June 2022). Pluto Train 2 represents 51% participating interest. Excludes the benefit of Global Infrastructure Partners’ additional contribution of approximately $800 million for Pluto Train 2.

[8]	Other growth includes primarily Shenzi North, Mad Dog Phase 2, Trion, New Energy and Browse.
[9]	Base business includes Pluto LNG, NWS, Gulf of Mexico (Atlantis, Shenzi, Mad Dog), Bass Strait, Wheatstone, Macedon, Pyrenees, Ngujima-Yin, Okha, Trinidad & Tobago and Corporate.

Half-year 2022 line-item guidance

Comments
Depreciation and amortisation expense
Oil and gas properties	$ million	700 – 1,100
Other plant and equipment	$ million	10 – 30
Lease assets	$ million	40 – 80
Other cost of sales
Movement in onerous contract provision benefit	$ million	~(200)	Unwind and derecognition of the provision for Corpus Christi.
Other costs
General, administrative and other costs	$ million	500 – 650	Includes merger transaction costs of ~$420 million.
Taxes
Income tax	$ million	800 – 1,100
PRRT	$ million	225 – 525

Contacts:

INVESTORS	MEDIA

Australia & Europe | Damien Gare	Christine Forster
W: +61 8 9348 4421	M: +61 484 112 469
M: +61 417 111 697	E: christine.forster@woodside.com

Americas | Matthew Turnbull M: +1 (713) 448-0956

E: investor@woodside.com

This ASX announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Production summary

		Three months ended			Year to date
		Jun 2022	Mar 2022[10]	Jun 2021	Jun 2022	Jun 2021
AUSTRALIA
LNG
North West Shelf	Mboe	5,826	4,612	5,134	10,438	11,033
Pluto[11]	Mboe	12,328	9,326	10,235	21,654	19,796
Wheatstone	Mboe	1,645	2,408	2,550	4,053	5,435

Total	Mboe	19,799	16,346	17,919	36,145	36,264

Pipeline gas
Bass Strait	Mboe	2,353	—	—	2,353	—
Other[12]	Mboe	1,692	753	617	2,445	1,302

Total	Mboe	4,045	753	617	4,798	1,302

Crude oil and condensate
North West Shelf	Mbbl	1,104	806	824	1,910	1,827
Pluto[11]	Mbbl	967	745	779	1,712	1,511
Wheatstone	Mbbl	277	421	572	698	1,277
Bass Strait	Mbbl	441	—	—	441	—
Ngujima-Yin	Mbbl	2,275	1,398	1,578	3,673	3,284
Okha	Mbbl	444	425	240	869	616
Pyrenees	Mbbl	223	—	—	223	—

Total	Mboe	5,731	3,795	3,993	9,526	8,515

NGL[13]
North West Shelf	Mbbl	228	181	121	409	252
Pluto[11]	Mbbl	60	6	—	66	—
Bass Strait	Mbbl	503	—	—	503	—

Total	Mboe	791	187	121	978	252

Total Australia	Mboe	30,366	21,081	22,650	51,447	46,333

[10]	Production and sales volumes in boe for Q1 2022 have been restated using updated conversion factors, referenced on page 18.
[11]

Q2 2022 includes 2.51 MMboe of LNG, 0.10 MMboe of condensate and 0.04 MMboe of LPG and Q1 2022 includes 0.35 MMboe of LNG and 0.01 MMboe of condensate processed at the Karratha Gas Plant (KGP) through the Pluto-KGP Interconnector.

[12]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.
[13]	Natural gas liquids (NGL) includes LPG, ethane, propane and butane.

		Three months ended			Year to date
		Jun 2022	Mar 2022[14]	Jun 2021	Jun 2022	Jun 2021
INTERNATIONAL
Pipeline gas
Atlantis	Mboe	87	—	—	87	—
Mad Dog	Mboe	10	—	—	10	—
Shenzi	Mboe	25	—	—	25	—
Trinidad & Tobago	Mboe	829	—	—	829	—

Total	Mboe	951	—	—	951	—

Crude oil and condensate
Atlantis	Mbbl	987	—	—	987	—
Mad Dog	Mbbl	411	—	—	411	—
Shenzi	Mbbl	765	—	—	765	—
Trinidad & Tobago	Mbbl	150	—	—	150	—
Other[15]	Mbbl	27	—	—	27	—

Total	Mboe	2,340	—	—	2,340	—

NGL[16]
Atlantis	Mbbl	66	—	—	66	—
Mad Dog	Mbbl	16	—	—	16	—
Shenzi	Mbbl	37	—	—	37	—

Total	Mboe	119	—	—	119	—

Total International	Mboe	3,410	—	—	3,410	—

Total production	Mboe	33,776	21,081	22,650	54,857	46,333

[14]	Production and sales volumes in boe for Q1 2022 have been restated using updated conversion factors, referenced on page 18.
[15]	Overriding royalty interests held in the Gulf of Mexico (GOM) for several producing wells.
[16]	Natural gas liquids (NGL) include LPG, ethane, propane and butane.

Product sales

		Three months ended			Year to date
		Jun 2022	Mar 2022[17]	Jun 2021	Jun 2022	Jun 2021
AUSTRALIA
LNG
North West Shelf	Mboe	5,616	5,012	5,052	10,628	10,851
Pluto[18]	Mboe	11,094	9,433	10,594	20,527	20,128
Wheatstone[19]	Mboe	1,464	2,521	2,311	3,985	4,675

Total	Mboe	18,174	16,966	17,957	35,140	35,654

Pipeline gas
Bass Strait	Mboe	2,194	—	—	2,194	—
Other	Mboe	1,629	748	602	2,377	1,294

Total	Mboe	3,823	748	602	4,571	1,294

Crude oil and condensate
North West Shelf	Mbbl	1,018	618	649	1,636	1,331
Pluto[18]	Mbbl	1,828	472	585	2,300	1,170
Wheatstone	Mbbl	354	289	642	643	1,394
Bass Strait	Mbbl	333	—	—	333	—
Ngujima-Yin	Mbbl	2,436	1,336	1,666	3,772	3,273
Okha	Mbbl	619	—	810	619	810
Pyrenees	Mbbl	—	—	—	—	—

Total	Mboe	6,588	2,715	4,352	9,303	7,978

NGL[20]
North West Shelf	Mbbl	—	—	—	—	358
Pluto[18]	Mbbl	—	—	—	—	—
Bass Strait	Mbbl	213	—	—	213	—

Total	Mboe	213	—	—	213	358

Total Australia	Mboe	28,798	20,429	22,911	49,227	45,284

[17]	Production and sales volumes in boe for Q1 2022 have been restated using updated conversion factors, referenced on page 18.
[18]	Processing of volumes commenced at the Karratha Gas Plant via the Pluto-KGP Interconnector in 2022.
[19]	Includes periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of 0.06 MMboe in Q2 2022, -0.18 MMboe in Q1 2022 and -0.11 MMboe in Q2 2021.
[20]	Natural gas liquids (NGL) include LPG, ethane, propane and butane.

		Three months ended			Year to date
		Jun 2022	Mar 2022[21]	Jun 2021	Jun 2022	Jun 2021
INTERNATIONAL
Pipeline gas
Atlantis	Mboe	95	—	—	95	—
Mad Dog	Mboe	11	—	—	11	—
Shenzi	Mboe	21	—	—	21	—
Trinidad & Tobago	Mboe	836	—	—	836	—
Other[22]	Mboe	3	—	—	3	—

Total	Mboe	966	—	—	966	—

Crude oil and condensate
Atlantis	Mbbl	883	—	—	883	—
Mad Dog	Mbbl	379	—	—	379	—
Shenzi	Mbbl	718	—	—	718	—
Trinidad & Tobago	Mbbl	204	—	—	204	—
Other	Mbbl	28	—	—	28	—

Total	Mboe	2,212	—	—	2,212	—

NGL[23]
Atlantis	Mbbl	67	—	—	67	—
Mad Dog	Mbbl	18	—	—	18	—
Shenzi	Mbbl	39	—	—	39	—
Trinidad & Tobago	Mbbl	—	—	—	—	—
Other[22]	Mbbl	2	—	—	2

Total	Mboe	126	—	—	126	—

Total International	Mboe	3,304	—	—	3,304	—

MARKETING
LNG
Trading[24]	Mboe	3,741	3,338	5,227	7,079	8,595

Total	Mboe	3,741	3,338	5,227	7,079	8,595

Total Marketing	Mboe	3,741	3,338	5,227	7,079	8,595

Total sales	Mboe	35,843	23,767	28,138	59,610	53,879

[21]	Production and sales volumes in boe for Q1 2022 have been restated using updated conversion factors, referenced on page 18.
[22]	Overriding royalty interests held in the GOM for several producing wells.
[23]	Natural gas liquids (NGL) include LPG, ethane, propane and butane.
[24]	Purchased LNG volumes sourced from third parties.

Revenue (US$ million)

	Three months ended			Year to date
	Jun 2022	Mar 2022	Jun 2021	Jun 2022	Jun 2021
AUSTRALIA
North West Shelf	523	636	235	1,159	505
Pluto	1,286	829	509	2,115	931
Wheatstone[25]	160	267	150	427	331
Bass Strait	232	—	—	232	—
Macedon	16	—	—	16	—
Ngujima-Yin	288	148	132	436	247
Okha	67	—	54	67	54
Pyrenees	1	—	—	1	—
INTERNATIONAL
Atlantis	109	—	—	109	—
Mad Dog	44	—	—	44	—
Shenzi	83	—	—	83	—
Trinidad & Tobago	66	—	—	66	—
Other[26]	3	—	—	3	—
Marketing (trading) revenue[27]	511	479	205	990	338
Total sales revenue	3,389	2,359	1,285	5,748	2,406
Processing revenue	42	35	36	77	70
Shipping and other revenue	7	1	6	8	17

Total revenue	3,438	2,395	1,327	5,833	2,493

Realised prices

		Three months ended				Three months ended
	Units	Jun 2022	Mar 2022	Jun 2021	Units	Jun 2022	Mar 2022[28]	Jun 2021
LNG produced[29]	$/MMBtu	13.8	14.6	7.3	$/boe	87	93	41
LNG traded[30]	$/MMBtu	21.5	22.6	6.8	$/boe	137	144	43
Pipeline gas					$/boe	57	26	17
Condensate	$/bbl	125	107	69	$/boe	125	107	69
Oil	$/bbl	110	111	75	$/boe	110	111	75
NGL	$/bbl	48	—	—	$/boe	48	—	—
Average realised price					$/boe	95	100	46
Dated Brent					$/bbl	114	101	69
JCC (lagged three months)					$/bbl	86	80	56
JKM					$/MMBtu	31.3	31.2	7.4
WTI					$/bbl	108.4	94.3	66.1
TTF					$/MMBtu	31.6	32.6	15.5

[25]

Q2 2022 includes $5 million, Q1 2022 includes -$20 million, Q2 YTD 2022 includes -$15 million, Q2 2021 includes -$7 million and Q2 YTD 2021 includes -$11 million, recognised in relation to periodic adjustments reflecting the arrangements governing Wheatstone LNG sales. Q2 2022 includes $38 million relating to Pluto volumes delivered into a Wheatstone sales commitment. These amounts will be included within other income/(expenses) in the financial statements rather than operating revenue.

[26]	Overriding royalty interests held in GOM for several producing wells.
[27]	Values include cargoes from Corpus Christi, third party trades and the joint venture partners’ share of Pluto upside cargoes under the transitional marketing arrangements agreement (TMAA).
[28]	Realised price has been restated to incorporate the updated boe conversion factors.
[29]	Realised prices include the impact of periodic adjustments reflecting the arrangements governing Wheatstone LNG sales.
[30]	Excludes any additional benefit attributed to produced LNG through third-party trading activities.

Expenditure (US$ million)

	Three months ended			Year to date
	Jun 2022	Mar 2022	Jun 2021	Jun 2022	Jun 2021
Exploration and evaluation expense
Exploration and evaluation expensed[31]	27	7	19	34	88
Permit amortisation	2	1	1	3	2

Total	29	8	20	37	90

Capital expenditure
Exploration and evaluation capitalised[32],[33]	5	5	74	10	124
Oil and gas properties	748	757	261	1,505	596

Total	753	762	335	1,515	720

Key project expenditure (US$ million)

	Three months ended			Year to date
	Jun 2022	Mar 2022	Jun 2021	Jun 2022	Jun 2021
Capital expenditure
Scarborough and Pluto Train 2	332	434	72	766	119
Sangomar	207	242	115	449	340

[31]	Exploration expense includes the reclassification of well results during the period.
[32]

Exploration capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of well costs reclassified to expense on finalisation of well results.

[33]

Project final investment decisions result in amounts of previously capitalised exploration and evaluation expense (from current and prior years) being transferred to oil and gas properties. This table does not reflect the impact of such transfers.

Exploration

Permits and licences

Key changes to permit and licence holding during the quarter ended 30 June 2022 are noted below.

Region	Permits or licence areas	Change in interest (%)	Current interest (%)	Remarks
Myanmar	A-4	(40)	—	Permit relinquished
Myanmar	AD-2	(45)	—	Permit relinquished
Gulf of Mexico	GB 630, GB 676, GB 677, GB 721, GB 762, GB 805, GB 806, GB 851, GB 852, GB 895, GB 672, GB 716, GB 760	(40)	60	Farm out
Gulf of Mexico	GB 772	(60)	40	Farm out
Gulf of Mexico	GB 640, GB 641, GB 685, GB 555, GB 556, GB 726, GB 770, GB 771, GB 604, GB 605, GB 647, GB 648, GB 649, GB 728, GB 729, GB 773, GB 774, GB 421, GB 464, GB 465, GB 508, GB 509, GB 736, GB 780, GB 824	40	40	Farm in
Gulf of Mexico	GB 719, GB 720, GB 763, GB 807, GB 501, GB 502, GB 545	60	60	Farm in

•

The Western Gulf of Mexico Lease Exchange Agreement was executed on 19 April 2022, resulting in Woodside acquiring a 40% interest in 25 blocks operated by Shell, Woodside acquiring a 60% interest in 7 blocks previously operated by Shell, Shell acquiring a 40% interest in 13 blocks operated by Woodside, and Shell acquiring a 60% interest in one block previously operated by Woodside.

•

A farm-out agreement with a subsidiary of Shell plc. was signed on 2 March 2022 to assign a 40% interest in two offshore exploration licences for the Bimshire and Carlisle Bay Blocks in Barbados. The agreement is subject to customary regulatory approvals and third-party consents and completion is targeted for Q3 2022.

Exploration or appraisal wells drilled

Region	Permit area	Well	Target	Interest (%)	Spud date	Water depth (m)	Planned well depth (m)[34]	Remarks
Gulf of Mexico	GC 564	Wildling SJ101	Oil	100% Operator	1 May 2022	1,276	9,388	Drilling complete
Gulf of Mexico	GC 564	Wildling SJ101 ST01	Oil	100% Operator	1 May 2022	1,276	9,533	Drilling complete
Gulf of Mexico	MC 412	Starman-1	Oil	25% Non-operator	9 June 2022	457	8,327	Drilling ongoing
Gulf of Mexico	GC 826	Mad Dog SP1 exploration tail	Oil	23.9% Non-operator	N/A35	1,513	8,051	Drilling ongoing

Seismic activity

•	The 2D Galactic Marine Seismic Survey offshore northern Australia was completed in May 2022.

•	A multi-client 3D seismic survey acquisition in the Egyptian Red Sea Blocks 3 and 4 is in progress and completion is targeted for H2 2022.

[34]	Well depths are referenced to the rig rotary table.
[35]	Drilling of exploration tail in existing Mad Dog SP1 well commenced 11 July 2022.

Production rates

Average daily production rates (100% project) for the quarter ended 30 June 2022:36

	Woodside share[37]	Production rate (100% project, Mboe/d)		Remarks
		Jun 2022	Mar 2022[38]
AUSTRALIA
NWS Project
LNG	20.58%	311	352	Production was lower in Q2 due to onshore and offshore turnaround activities. Condensate production increased due to RFSU of GWF-3 in April.
Crude oil and condensate	20.72%	59	56
NGL	20.50%	12	9
Pluto LNG
LNG	90.00%	120	119
Crude oil and condensate	90.00%	11	9
Pluto-KGP Interconnector
LNG	100.00%	28	4	Production was higher in Q2 due to a full quarter of production following start-up in March.
Crude oil and condensate	100.00%	1	0
NGL	100.00%	1	0
Wheatstone
LNG	11.54%	157	237	Production was lower in Q2 due to onshore and offshore turnaround activities.
Crude oil and condensate	15.72%	19	31
Bass Strait
Pipeline gas	46.81%	161	—	New addition to Woodside portfolio.
Crude oil and condensate	47.49%	29	—
NGL	47.93%	36	—
Australia Oil
Ngujima-Yin	60.00%	42	26	Production was higher in Q2 due to increased reliability.
Okha	39.80%	12	14	Production was lower in Q2 due to decreased reliability.
Pyrenees	63.52%	11	—	New addition to Woodside portfolio.
Other
Pipeline gas[39]		36	8	Macedon production included from 1 June 2022.

[36]	Standalone former BHPP assets represented at 100% rates over the month of June only.
[37]	Woodside share reflects the net realised interest for the period.
[38]	Production and sales volumes in boe for Q1 2022 have been restated using updated conversion factors, referenced on page 18.
[39]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

	Woodside share[40]	Production rate (100% project, Mboe/d)		Remarks
		Jun 2022	Mar 2022[41]
INTERNATIONAL
Atlantis
Crude oil and condensate	38.50%	84	—	New addition to Woodside portfolio.
NGL	38.50%	6	—
Pipeline Gas	38.50%	7
Mad Dog
Crude oil and condensate	20.86%	58	—	New addition to Woodside portfolio.
NGL	20.86%	2	—
Pipeline Gas	20.86%	1
Shenzi
Crude oil and condensate	64.39%	40	—	New addition to Woodside portfolio.
NGL	64.39%	2	—
Pipeline Gas	64.39%	1
Trinidad & Tobago
Crude oil and condensate	N/A	7	—	New addition to Woodside portfolio.
Pipeline gas	N/A	56	—

[40]	Woodside share reflects the net realised interest for the period.
[41]	Production and sales volumes in boe for Q1 2022 have been restated using updated conversion factors, referenced on page 18.

Forward looking statements and other conversion factors

Disclaimer and important notice

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition which reflect Woodside’s views held as at the date of this announcement. Forward-looking statements generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. These forward-looking statements include, but are not limited to, statements about Woodside’s future plans for projects and the timing thereof, the implementation of Woodside’s new energy strategy, Woodside’s planned sell-down of interests in certain projects, and Woodside’s expectations and guidance with respect to production and certain financial results for full year 2022. Forward-looking statements are not guarantees of future performance and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, fluctuations in commodity prices; the impact of armed conflict and political instability (such as the ongoing conflict in Ukraine) on economic activity and oil and gas supply and demand; Woodside’s ability to identify purchasers, and to negotiate acceptable terms, for the sell-down of interests in certain projects; and the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws. Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report which was released to the Australian Securities Exchange on 17 February 2022 and in Woodside’s filings with the U.S. Securities and Exchange Commission. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.

All figures are Woodside share for the quarter ending 30 June 2022, unless otherwise stated.

All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated.

References to “Woodside” may be references to Woodside Energy Group Ltd or its applicable subsidiaries.

Product	Unit	Conversion factor
Natural gas	5,700 scf	1 boe
Condensate	1 bbl	1 boe
Oil	1 bbl	1 boe
Natural gas liquids (NGL)	1 bbl	1 boe

bbl boe Mbbl Mboe MMboe Bcf MMBtu MMscf scf

barrel

barrel of oil equivalent

thousand barrels

thousand barrels of oil equivalent

million barrels of oil equivalent

billion cubic feet of gas

million British thermal units

million standard cubic feet of gas

standard cubic feet of gas